Exhibit 99.1

Mine Safety Disclosure
     In July 2010, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. which requires certain disclosures by companies that are required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (“FMSHA”).The following mine safety information is provided pursuant to this legislation.
     Two of the Company’s mines, the Kensington mine and the Rochester mine, are subject to FMSHA. The FMSHA is administered by the Mine Safety and Health Administration (“MSHA”).
     For the three months ended March 31, 2011, the MSHA issued two citations pursuant to Section 104 of FMSHA for violations of mandatory health or safety standards that could significantly and substantially contribute to a mine safety or health hazard at the Kensington mine. There were no citations pursuant to Section 104 of FMSHA for violations at the Rochester mine.
     Neither the Kensington mine nor the Rochester mine experienced mining-related fatalities during the first quarter of 2011 nor received written notice from MSHA pursuant to Section 104(e) of FMSHA of a pattern of violations of mandatory health or safety standards or the potential for such a pattern and issued. No orders were issued to either mine pursuant to Section 104(b) of FMSHA. MSHA did not deem any violations as flagrant pursuant to Section 110(b)(2) of MSHA and issued no imminent danger orders under Section 107(a) of FMSHA at either mine.
     The Company has three legal actions pending as of March 31, 2011 before the Federal Mine Health Safety Review Commission, one involving the Kensington mine, located 45 miles northwest of Juneau Alaska and two involving the Rochester mine, which is located 25 miles east of Lovelock Nevada. On October 26, 2010 the Company contested a citation issued by MSHA as to the Kensington mine alleging the Company failed to report an inundation of gases in the mine in a timely manner following a blast. On March 26, 2010 the Company contested eight citations issued by MSHA as to the Rochester Mine. The Rochester citations are related to the same issue as to what constitutes proper and adequate monitoring of control measures for dust, gas, mist and fume at the mine’s processing facility.